

June 9, 2020

Rick Bentley
Chief Executive Officer
Cloudastructure, Inc.
55 E 3rd Ave.
San Mateo CA 94401

   Re: Cloudastructure, Inc.
     Offering Circular on Form 1-A
     Filed April 10, 2020
     File No. 024-11192

Dear Mr. Bentley:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2020 letter.

Preliminary Offering Circular Dated May 26, 2020

Risk Factors, page 7

1. We note your response to prior comment 3 regarding your largest customer, the University of California Santa Barbara. Please add a risk factor that a single customer accounts for a material portion of your revenues, that you do not have any formalized agreement governing the terms of your services, and, if true, that the services are cancelable at any time.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 24

2.   We note that you reported $1.8 million of current liabilities as of December 31, 2019. Please tell us how you determined that your negative working capital was only $16,444 on December 31, 2019. Otherwise, please revise.

Financial Statements
Note 11 - Subsequent Events
Reverse Stock Split, page F-44

3.   Please give retroactive effect throughout the document to the reverse stock split and the new capital structure.

       You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Jeanne Campanelli